Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Northwest Airlines Corporation
Commission File No.: 0-23642

Forward-Looking Statements

This filing (including information included or incorporated by reference herein) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

***
Delta Air Lines, Inc. and Northwest Airlines Corporation have created a website at www.newglobalairlines.com with information about the merger. The website includes the information being filed herewith.

FINAL TRANSCRIPT

Conference Call Transcript

NWA - Q1 2008 Northwest Airlines Corporation Earnings Conference Call

Event Date/Time: Apr. 23. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

 Andrew Lacko
 Northwest Airlines Corporation - IR

 Doug Steenland
 Northwest Airlines Corporation - CEO

 Dave Davis
 Northwest Airlines Corporation - CFO

 Tim Griffin
 Northwest Airlines Corporation - EVP, Marketing & Distribution

 Neal Cohen
 Northwest Airlines Corporation - EVP, Strategy & International

CONFERENCE CALL PARTICIPANTS

 William Green
 Morgan Stanley - Analyst

 Ray Neidl
 Calyon Securities - Analyst

 Mike Linenberg
 Merrill Lynch - Analyst

 Gary Chase
 Lehman Brothers - Analyst

 Jamie Baker
 JPMorgan - Analyst

 Frank Baroch
 Bear Stearns - Analyst

 Dan MacKenzie
 Credit Suisse - Analyst

 Bill Nastoria
 Broadpoint Capital - Analyst

 Liz Bedore
 Minneapolis Star Tribune - Media

 Josh Freed
 Associated Press - Media

 Unidentified Participant
 street.com - Media

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Northwest Airlines first quarter 2008 financial results conference call. During the presentation, all participants will be in a listen-only mode. Afterwards we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Wednesday, April 23, 2008. It's now my pleasure to turn the call over to Mr. Andrew Lacko, Director of Investor Relations. Please go ahead, sir.

Andrew Lacko - Northwest Airlines Corporation - IR

Thank you, Don. Good morning, everyone. I would like to thank you for joining us today for Northwest Airlines first quarter 2008 financial results conference call. Joining me are Doug Steenland, President and Chief Executive Officer, Dave Davis, Executive Vice President and Chief Financial Officer, Neal Cohen, Executive Vice President, Strategy, International and CEO of Regional Carriers, and Tim Griffin, Executive Vice President, Marketing and Distribution. In today's call, Doug will provide opening remarks followed by Dave, who will review the quarter's results and provide forward guidance.

After our prepared remarks, we will open up the call for questions from the analyst community, followed by questions from the media. During the course of our remarks today, we may make forward-looking statements and you should understand that actual results might differ materially from those projected in our forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those forward-looking statements is contained in today's press release. I would like to remind everyone that today's call is being recorded and it is also being webcast at ir.nwa.com. A replay of this call will be available on the same site shortly after the call for one week. I would like now to turn the call over to Doug Steenland.

Doug Steenland - Northwest Airlines Corporation - CEO

Thank you, Andrew, and good morning, everyone. For the first quarter of 2008, Northwest reporting a net loss of $4.1 billion. These results include a $3.9 billion noncash impairment charge to goodwill which we will describe in more detail later in the call. The net loss in the first quarter of 2007 was $292 million. Excluding the impact of the noncash impairment charge, and losses associated with mark-to-market out-of-period fuel hedges, our results for the first quarter was a net loss of $191 million. This compares to a first quarter of 2007, when Northwest reported net income of $73 million, before the impact of reorganization charges and out-of-period fuel hedge gains. In a few moments, Dave Davis will provide you additional color on the first quarter financial performance which was obviously heavily impacted by a nearly 50% year-over-year increase in fuel price.

First, I would like to comment on the recently-announced merger between northwest and Delta. On April 14, Northwest announced an agreement to merge with Delta to create American's premier global airline. From the outset, we said we would consider a transaction, only if it benefits all of our key stakeholders and we are confident that we have met this objective. Combining the end-to-end networks of two great airlines means that Northwest/Delta will serve more U.S. communities and connect to more worldwide destinations than any other airline. Our passengers will benefit from direct service from the United States to all of the world's business centers in Asia, Latin America, Europe, Africa and North America. Our stakeholders and our employees, in particular, will benefit from the improved financial resilience and better competitive positioning of the combined carrier.

The merger is expected to generate well in excess of a conservatively estimated $1 billion in annual net synergies for more effective aircraft utilization, a more comprehensive and diversified route system, reduced overhead, and improved operational efficiency. The pros combination will also allow us to better utilize the Northwest's valuable Pacific franchise, better develop the both carriers' domestic hubs, and better match the right airplanes with the right routes. Northwest has already integrated many aspects of its technology with Delta through the sky team alliance, paving the way for a smooth integration process. We expect the regulatory review process to last from six to eight months, and anticipate closing the transaction in late 2008.

Turning back to the first quarter, the airline's performance was significantly impacted by the unprecedented rise in fuel prices. Northwest's average price of fuel increased nearly $1 per gallon or 50% versus the first quarter of 2007. In response to this increase, Northwest has undertaken a series of actions to help mitigate the dramatic rise in fuel costs which are described in more detail in our press release. On the passenger revenue side, Northwest has participated in numerous fuel surcharges and fare increases to reflect the rising fuel costs. We have attempted to implement and expand minimum-stay requirements to better segment passenger demand. Northwest will reduce the domestic capacity in the fall by an additional 5% versus the 2008 business plan. Northwest Cargo has reoptimized the freighter networks which will result in the suspension of service to several cities in Asia.

On the cost and the liquidity side, Northwest intends to realize annualized profit improvements in excess of $100 million through cost reduction, productivity improvements, and revenue enhancements. We also will reduce the airlines non-aircraft capital expenditures by $100 million for a total in 2008 of $150 million. We continue to monitor fuel prices and are preparing to take additional action in response to the continued increases. This likely will include further capacity reductions. Let me now update you on several key initiatives that we have underway. First we are running a reliable airline. During the quarter, Northwest continued to operate well.

We are number one among domestic carriers in completion factor. Our luggage performance remains strong and was in the top two of network carriers through February, and we expect to maintain that position through the end of the first quarter and into the second quarter. With respect to customer satisfaction, Northwest was ranked number one among network carriers in the recently released 18th Annual National Airline Quality Rating Study. The AQR study is viewed as an industry standard, and provides consumer and industry watchers and means to compare quality among airlines, using objective performance data on 15 elements important to consumers when judging the quality of airline service.

We continued our profitability enhancing refleeting. NWA's 76-regional jet fleet grew in the first quarter with the delivery of six Bombardier CRJ 900s, and eight EMB 175s, bringing the airline's total to 19 CRJ 900s 17 EMB 175s. By the end of 2008, Northwest's 76-seat regional jet fleet will include 36 EMB 175s and 36 Bombardier CRJ 900s. As the North American launch customer for the Boeing 787, we remain confident that the 787 will be a game changer and will allow us to increase the profitability of and grow our international network. The recent announcements related to the delay of the 787 production, we now expect to receive our first delivery in the fourth quarter of 2009. Importantly, recently Northwest received tentative approvement from the U.S. Department of Transportation on its application for six-way anti-trust immunity with our sky team alliance partners, Delta, Air France, KLM, Alitalia, and CSA Czech. Final approval is expected to file after D.O.T. reviews the final round of the comments to it's show-close order. After that finalization, we will look to implement the immunity powers that the order grants to us. With that, I would now like to turn the call over to Dave Davis.

Dave Davis - Northwest Airlines Corporation - CFO

Thank you, Doug. Excluding noncash impairment charges and losses associated with marking-to-market out-of-period fuel hedges, Northwest reported a first quarter net loss of $191 million versus the first quarter of 2007, when the airline reported net income of $73 million before the impact of reorganization items and out-of-period fuel hedge gains. The goodwill impairment charge taken in the current quarter is the result of complying with GAAP which requires to us test for goodwill impairment annually, or when significant events occur that could be an indicator of Northwest's value. Upon emergence from bankruptcy in May of 2007, Northwest adopted fresh start reporting as required by GAAP which required the Company to mark-to-market all of its assets and liabilities. The excess of enterprise value over fair value of net assets was assigned to goodwill. Northwest's enterprise at the time of emergence was based on an analysis by the Company's financial advisors and incorporated then current economic conditions and fuel prices.

In a more recent evaluation of goodwill, the Company considered the value of our equity implied by the announced merger with Delta, current fuel prices, and economic conditions, and other factors. The implied value of goodwill resulting from this analysis, required a $3.9-billion write-down from the value calculated at the time of merger. I want to reiterate that this accounting impairment is a noncash expense. There's no impact on our liquidity or financial flexibility. No impact on any of our financial covenants and no effect on our operations. While the adjustment does reflect a decline in our stock price, it does not represent management's view of intrinsic view of the Company or the potential strategic operating and financial benefits of our announced merger.

Our quarterly earnings were impacted by the implementation of fresh start accounting which is detailed in the financial statements. Also, the acquisition of Mesaba in April of 2007 affects the comparison of year-over-year results for certain PNL line items. These changes were also detailed in the footnotes to the financial statements of our press release. We ended the quarter well within compliance of the covenants in our loan agreements. Let me turn to the revenue and RASM. Operating revenues for the quarter were $3.1 billion, up 8.8% from last year. Consolidated ASMs increased 2% year-over-year. Northwest's consolidated RASM growth of 5%, excluding the impact of fresh start reporting, reflects continued strong demand in yield. Normalizing for a 3.3% growth in stage length, consolidated RASM would have increased by an additional 1.3 points to 6.3%.

Moving to our revenue performance by region, our year-over-year RASM changes, excluding fresh start accounting impacts were as follows. Our domestic mainline RASM was up 2.3% on 3.6% viewer ASMs. Our domesticated consolidated RASM with regionals was up 4.6% on 0.9% more ASMs. Our year-over-year regional RASM improved by 3.1% on 34.9% more ASMs which demonstrates the effectiveness of 76 regional jets in our domestic network. Our Pacific RASM increased a strong 11% on 2.4% fewer ASMs, primarily driven by reduced capacity in our beach markets with the introduction of A330 aircraft, replacing 747 200s. Atlantic RASM decreased 1.5% on a 16.4% increase in ASMs. Increased capacity in the Atlantic was driven by the annualization of new 757 transAtlantic service in conjunction with our joint venture partner KLM.

Turning to cargo, cargo revenues were $198 million --- of $198 million were $9 million or 4.8% favorable for the quarter on a 0.2% increase in cargo ton miles. Cargo revenue per ton mile increased 4.1% year-over-year. Additionally, we continued to rationalize freighter capacity which led to a significant increase in year-over-year freighter unit revenues. Moving to costs. First quarter operating expenses of $3.2 billion, excluding impairment charges, were up $574 million or 21.5% year-over-year, as a result of a $445-million increase in year-over-year fuel expense. Excluding fuel costs and impairment charges, operating expenses were up by $129 million year-over-year. Our mainline unit costs, excluding fuel and nonrecurring items, were up 4.5% versus last year which is consistent with previous guidance. The year-over-year unit cost growth was as a result of reduced mainline capacity as well as the continued impact of noncash emergence-related items, and year-over-year timing of maintenance checks. Excluding these two items, our year-over-year CASM growth was approximately 1%.

Fuel continues to be Northwest's single largest cost, representing 38% of the Company's first quarter operating expenses, excluding impairment charges. During the quarter, excluding taxes and losses associated with marking-to-market out-of-period fuel hedges, we paid an average of $2.70 per gallon which was a 49.7% increase versus last year. Northwest had previously hedged approximately 45% of its fuel exposure for the quarter and realized $19 million in value from settled fuel hedge contracts during Q1. Moving out of the balance sheet, we ended first quarter with $3.2 billion in unrestricted cash an increase of approximately $200 million from year-end, and $484 million in restricted cash. At the end of the quarter, our unrestricted cash as a percentage of trailing 12 months revenue was 25.2% which continues to be the strongest among network carriers. Our total debt at the end of the first quarter was $9.5 billion, including the present value of off-balance sheet aircraft leases. Our net debt at the end of the quarter was $6.3 billion.

Let me update you briefly on the status of share distributions. Following the distribution of over 8 million shares during first week of April, we have approximately 244 million shares issued, including 208 million shares to unsecured creditors with a total of $7.9 billion in allowed claims and 28 million shares that were issued pursuant to the rights offering we completed upon exiting bankruptcy. Currently, the Company has 700 million of remaining disputed unsecured claims to be resolved. Based on the current status of the claims resolution process, our estimate of ultimate allowed unsecured claims remains between 8 and $8.4 billion. The next periodic distribution is scheduled for July 1 of 2008.

Moving now to guidance. In the second quarter of 2008, we expect system mainline capacity to be flat to down 1%, with domestic mainline capacity down 7 to 8%, and international capacity up 9 to 10%. Regional capacity will be up 45 to 50% as the 76-seaters continue to be delivered. Domestic consolidated capacity will be down approximately 0.5% and system consolidated capacity will be up 3 to 4%. For the full year, our system mainline capacity will be down 1 to 2%, with the domestic mainline capacity down 7.5 to 8.5%, and international up 8 to 9%. Regional capacity will be at 50 to 55%, due to the continued growth and annualization of 76-seat regional jet flying, resulting in domestic consolidated ASMs down approximately 4% and system consolidated ASMs up 2%. In light of the current fuel environment, we are continuing to view our capacity to determine if future reductions are warranted.

Regarding CapEx, we expect 2008 aircraft capital spending to be approximately $1.2 billion and non-aircraft capital spending to be $150 million or less which is consistent with the previous guidance we provided. Regarding cost guidance for 2008, we expect our full-year mainline CASM, excluding fuel will be up 2 to 3% on a 1 to 2% reduction in mainline ASMs. For those that model Northwest on a consolidated basis, we expect full-year 2008 consolidated CASM ex-fuel, to be up 1 to 2% versus 2007. We expect our second quarter mainline CASM ex-fuel will be up 5 to 6% on flat to 1% fewer ASMs, largely as a result of the continued impact of the noncash emergence-related items in the first half of 2008.

High fuel prices continue to be a challenge for Northwest and the industry. Based on the forward curve, as of April 21, our second quarter 2008 fuel price would be $3.43 per gallon, excluding taxes and our full-year 2008 fuel price would be $3.22 per gallon, also excluding taxes. It remains difficult to forecast future period prices given the current volatility in the future's market. For the remainer of the year, we've hedged approximately 24% of our second quarter fuel requirements, 21% of our third quarter requirements, and 46% of our fourth quarter requirements. As of April 21, the value of our open-hedge positions for the remainer of 2008 was approximately $115 million. With that, let me open it up for questions.

QUESTION AND ANSWER

Operator

Thank you. Ladies and gentlemen, we'll now consume with the analyst portion of the question-and-answer session. (OPERATOR INSTRUCTIONS) Please stand by for the first question. Our first question comes from the line of William Green from Morgan Stanley. Please proceed.

William Green - Morgan Stanley - Analyst

Doug, I'm wondering if you could talk a little bit about the ATI opportunity with the joint venture, because you guys have always had some pretty good success with the KLM. I think it's even been measured if at least the high hundreds of millions, if not even higher than that. When you get together as a four-way, what's the incremental opportunity there? I assume that's not in the synergy number for the merger, but just double checking.

Doug Steenland - Northwest Airlines Corporation - CEO

I think there's a very, very conservative estimate in the revenue synergy numbers as to the benefit coming from ATI cooperation over the transAtlantic. I think Bill, the real opportunity there is to, in essence take, what we now have which is an extremely successful Northwest/KLM joint venture that has industry-leading results over the transAtlantic in an emerging Delta/Air France joint venture. And really have what --- probably at the end of the day, post the closing of our transaction would be a two-way JV between the merged carrier on this side of the Atlantic and the Air France, KLM entity on the other side. I think there's substantial upside potential from that, and I know that the team will aggressively look to develop that. In the interim, assuming that there is a finalization of the ATI decision at the D.O.T. in the next 30 days, we -- why we will both proceed with the negotiation of that expanded joint venture, we'll have the immunity powers available to us. I think we will look to use them to develop a more competitive network to do some potential rationalization, and to make some decisions in this fuel environment that would be better for all that might be more difficult if the ATI was not available.

William Green - Morgan Stanley - Analyst

Is it safe to say that the kind of scale you will get with this ATI, you would have ail similar kind of scale benefit from it? Or would it not be one plus one is more than two?

Doug Steenland - Northwest Airlines Corporation - CEO

I think there will clearly be some scale benefit that comes from it. If the final -- it will be -- it will be a result of the negotiation to see what that final joint venture looks like. Obviously, I think a goal will be to try to realize the kind of margins and the kind of returns that Northwest/KLM realize over the transAtlantic today.

William Green - Morgan Stanley - Analyst

Okay. And then Dave, on costs, it seemed to me -- and maybe my expectations were not set correctly, but it seemed to me that the first quarter cost performance was not as good as I had expected at least. I'm curious -- it's not clear to me how is you're cutting capacity, you'll be able to get these cost guidance numbers that you put out there? You talked about the $100-million in savings, but what are some of the things that you're going to be able to cut?

Dave Davis - Northwest Airlines Corporation - CFO

First of all, in referring to first quarter, the 4.5% CASM increase was in line with our previous guidance. As a said, one piece of that -- the biggest piece was some emergence-related noncash expenses that are going to continue to hit us in the first and the second quarter. And then, there was simply timing of some maintenance checks. Actually, those two times, the first quarter CASM was up only 1% year-over-year. Once we lap by the third quarter of 2008, these noncash emergence-related items, the year-over-year comps will look better.

Doug Steenland - Northwest Airlines Corporation - CEO

I also think that --- this is Doug. I also think you can expect, particularly in this fuel-related environment, that we will be very aggressive and very focused with respect to making sure that we do get costs out, related to the capacity reductions that we anticipate and to make sure that we operate as absolutely efficiently as we can. We take full advantage and benefit of the restructuring opportunities that came about during the check or loan process.

William Green - Morgan Stanley - Analyst

All right. Thanks for your help.

Operator

Our next question comes from the line of Ray Neidl with Calyon Securities. Please proceed.

Ray Neidl - Calyon Securities - Analyst

Yes. With the potential merger with Delta coming, I was just wondering if you heard anything from the Japanese government with your extensive routes into or out of Narita Airport? There are no concerns about losing some of that ability? Or is that grandfathered in?

Doug Steenland - Northwest Airlines Corporation - CEO

There are no concerns, Ray, and we are highly confidence that the transfers that will -- the transaction will require are ministerial in nature and will be --- will occur and will occur in the time frame that will permit the transaction to close by year-end.

Ray Neidl - Calyon Securities - Analyst

Okay. And your freight operation, your pure freighter operation across the Pacific, I know you were looking at its possible future. Is that endangered now with the Delta merger?

Doug Steenland - Northwest Airlines Corporation - CEO

Well, I think one of the -- one of the issues that Northwest will face, and that the merged entity will face, is a strategic decision going forward with respect to the size and the structure of these -- of the freighter business. No decisions have been made on that, and that's a decision to be made subsequently. I think in this fuel environment, though, we've made some changes to the freighter side of the house to make sure that it's being operated in this environment as efficiently and as cost effectively as possible. That's caused us to basically park three airplanes and to discontinue service to a number of Asian cities.

Ray Neidl - Calyon Securities - Analyst

And your aircraft orders and your fleet plan going forward, is that on hold now pending the merger?

Doug Steenland - Northwest Airlines Corporation - CEO

No. The aircraft orders that we have will continue to take delivery of the remaining 76-seat regional jets. We would like to take delivery -- we were scheduled to take delivery of our 787s, starting August of this year. Obviously, we are very disappointed by the deferrals in that delivery schedule, but the 18 firm and 15 optioned airplanes that Northwest ordered in 2005 remain a key piece of the long-term strategic future of Northwest and the merged entity. There's every intent to take every one of those 18 airplanes because they will in fact, be game changers and they will contribute to a material improvement in the profitability of the airline.

Ray Neidl - Calyon Securities - Analyst

Good. Thank you.

Operator

Our next question comes from the line of Mike Linenberg with Merrill Lynch. Please proceed.

Mike Linenberg - Merrill Lynch - Analyst

Yes, just a question on your RASM. If I look at your consolidated domestic RASM, it looked like even after the stage length adjustment, it looked like you lagged the industry a bit, even with the decent capacity coming out. Is that --- what is behind that? Is it more short haul in nature? Are you seeing weakness coming from the Detroit market, given what has happened there with businesses? Any color would be great. Thanks.

Doug Steenland - Northwest Airlines Corporation - CEO

Tim, would you like to take a shot at that?

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

Yes. Mike, fairly broad and consistent across our network. A little bit of weakness in Memphis, relative to the other two hubs. Primarily, from some competitive [encouragence]. A key one which has already exited. We will see some restoration of those numbers moving forward, which we are already seeing in Q2.

Mike Linenberg - Merrill Lynch - Analyst

Okay. Good. And then, just actually a second question for Tim. Tim, when you look at how capacity is coming down and the loads are still running pretty high, are you seeing any changes in the booking curve ? Or the time in which people book? Are the curves getting either longer? Also, comments on some of the fences that seem to be going back into the fare structure, which I think is a good thing. Any commentary on that would be

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

Yes. As fuel continues to skyrocket, everybody is searching for revenue. Segmentation in any business, when you can separate two groups who have different demand elasticities and charge different prices, produces more revenue. There's nothing different about the airline business than any other business. We have long been a proponent of segmentation. Just in the last few days, we filed in a significant number of markets, restoration of the Saturday night stay, and that's drawing some competitive support really. I would like to see that in place for Northwest revenue. Booking profiles, not changing radically. Customers are -- for the summer buying out a little bit earlier. We have really been carefully managing our yields. Yields or very strong for the summer that we booked so far. And we have the brakes on a little bit, on taking bookings because demand is so strong. With all the other news in the -- about the economy and all --- we have all antenna up and are looking for any signs of downturn, and quite frankly, haven't seen it. Some few isolated pockets on the corporate side where people might be under pressure themselves and taking a reduction in their travel budgets. But that seems to be being offset largely by others, particularly venturing out internationally with a very weak dollar, doing more global selling and pushing. Overall demand, really quite strong for all the tidbits of bad news that are out in the economic world.

Mike Linenberg - Merrill Lynch - Analyst

Great, Tim. Thanks for the detailed answer.

Dave Davis - Northwest Airlines Corporation - CFO

Mike, Mike, let me just add for the -- to hedge our bets on the other side of the summer, which we -- as Tim pointed out, we expect to be strong. Our domestic mainline capacity in Q4 is expected to be 12.6% less than what it was in Q4 of '07. I think that will have a very positive impact on domestic RASM.

Mike Linenberg - Merrill Lynch - Analyst

Great. Thank you for the info.

Operator

Our next question comes from the line of Gary Chase with Lehman Brothers. Please proceed.

Gary Chase - Lehman Brothers - Analyst

Good morning, guys.

Dave Davis - Northwest Airlines Corporation - CFO

Good morning, Gary.

Gary Chase - Lehman Brothers - Analyst

Wondered if you could just refresh us. I know that the delivery schedule on the 76-seaters is predominantly a 2008 event, if not entirely, but could you just give us a flavor for what the run rate growth is on the regional line as we move into 2009?

Dave Davis - Northwest Airlines Corporation - CFO

Yes. The delivery schedule is everything will be in by the end of the year. We'll have 36 aircraft in place. In terms of the run rate 2009 ASM number, Gary, I think we're going to have to get back to you on it. I don't have that at any fingertips, but we probably have an average of 36 to 40 aircrafts in 2008, and an average of 76 in 2009. But Andrew can get back to you on the year-over-year ASM number.

Gary Chase - Lehman Brothers - Analyst

The reason I ask that question, Dave, if you just take a 10% mainline reduction and offset it with 55 regional growth, you get to a pretty flattish capacity outcome, least in the third and fourth quarters of this year for consolidated domestic. I understand that you are flying less than what your plan was because of where you were last year. I'm trying to think through what's really happening, and from the standpoint of actual Northwest capacity in the domestic system. My sense is that as we move into 2009, those mainline cuts, assuming those are run rate, they're going to start overwhelming the regional growth. I think it's important to understand how that will shake out.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. Gary, I think your read is accurate. As Doug just mentioned in the fourth quarter our domestic mainline capacity is down 12.6%. Even with all the 76-seaters in, towards the end of the year, we will still be down on a total domestic basis in the fourth quarter. I think your read is correct that once we get into '09, the mainline cuts, the run rate there overwhelms the regional increase.

Gary Chase - Lehman Brothers - Analyst

And that is the intent to leave those in? In other words --

Dave Davis - Northwest Airlines Corporation - CFO

Yes.

Gary Chase - Lehman Brothers - Analyst

Okay. I appreciate the color.

Doug Steenland - Northwest Airlines Corporation - CEO

I think, Gary, we've sort of indicated that, particularly given the recent increases over the last couple weeks, we're going to be revisiting capacity again to see whether additional reductions are warranted, given where fuel is. So those are not static numbers.

Gary Chase - Lehman Brothers - Analyst

Understood. Okay. Thanks, guys.

Operator

Our next question comes from the line of Jamie Baker with JP Morgan. Please proceed.

Jamie Baker - JPMorgan - Analyst

Good morning, everybody. Quickly, Tim, just back to something you said before. Actually suggests a difference between the airline business and other commodities, is that your best customers have to pay the most. But your least loyal customers pay far less. That's certainly a mute case when I'm shopping for other products.

That's actually not my question. The question is, I think generally speaking, most industry executives and I don't want to put words in anybody's mouth here, but everybody seems to be writing off the domestic market. Sell you losses there, withdrawing capacity and so forth. Meanwhile, moving aggressively into whatever international markets they can find. But when you look at the data for recent recessions, and there are different ways to cut this, but it looks to me like the international market is what typically takes the biggest hits. Can you offer some thoughts as to why this recession might be different?

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

Jamie, this is Tim. I think the dollar weakness is an important driver of U.S. origin international business. I think that's quite different in this this recession. I think in this recession since the last one, I think the world has globalized even more. Just a comment on your non-question comment, that you started with, you're buying a different product than some of our leisure customers. We provide convenience for you and save seats through our yield management system for you, so that they will be there at the last minute when you decide to go somewhere.

Jamie Baker - JPMorgan - Analyst

Yes. No, I would agree with that, Tim. I wasn't trying to call you out on that. I just heard your response, I think to Michael's question, the difference between your models and others. I appreciate the extra leg room and not having to pay for a window seat, for example. Anything other than dollar weakness that would contribute to your apparent international optimism?

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

One other point, Jamie, I would add, as a result of our joint venture, we have -- we clearly benefit from the KLM distribution system in Europe.

Jamie Baker - JPMorgan - Analyst

Okay

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

European travel to the United States, given the Euro/dollar exchange is very reasonable these days. We're able to toggle that back and forth to make sure that we capture what the optimal mix is from the different points of sale.

Jamie Baker - JPMorgan - Analyst

All right. Those are very helpful points. Thank you very much.

Operator

And our next question comes from the line of Frank Boroch of Bear Stearns. Please proceed.

Frank Baroch - Bear Stearns - Analyst

Thank you. Good morning. Tim, maybe you could shed some light on what you are seeing in the Pacific region. I know in the first quarter, the unit revenue remained robust. Some of your Asian competitors have recently noted a weakening demand on the transbacker. Are you guys seeing anything like that?

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

That's really a Neal bailiwick, so let me turn to him.

Frank Baroch - Bear Stearns - Analyst

Okay.

Neal Cohen - Northwest Airlines Corporation - EVP, Strategy & International

What we saw in the first quarter in the Pacific, we saw an 11-point RASM improvement year-over-year which as Dave and Doug covered, very strong. Totally in line with Tim's comments earlier. The business travel to Asia, we are seeing just tremendous strength there. The business class market place, U.S. origin traffic to Asia, as U.S. companies look to export more, and -- so that traffic we see a lot of strength. On the leisure side, we definitely don't see quite as much strength, but we have a very, very modest capacity plan. We were down 2.5% in the first quarter in Asia. We have a plan of keeping our capacity in Asia well sort of in line with supply and demand. Take advantage of the opportunity to improve our RASM in that market and market our products to our core heartland customer which frankly is where we see a lot of strength in the market today.

Frank Baroch - Bear Stearns - Analyst

Okay. Great. And maybe this is for Dave. I think the last couple of years, you had talked about the expected P&L improvement from the 76 RJs, are relative to the DC-9s. In this current fuel environment, I think before it was about a 16 percentage point op margin improvement. Is that tracking a lot higher than that? Are you happy with that performance? I would think with fuel, the improvement would be quite a bit better now.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. Yes. The comment I make on that is this, from revenue and cost perspective, the 76 seaters have been performing exactly as planned. We are very, very pleased with how they are working in our network. Obviously with fuel costs substantially higher than they were when we did the analysis to decide to purchase the 76-seaters, the benefit coming from these aircraft is even greater than we had initially anticipated.

Frank Baroch - Bear Stearns - Analyst

Okay. Then lastly, can you remind us, have you guys filed the HSR paperwork yet? I saw some comment in a meeting.

Dave Davis - Northwest Airlines Corporation - CFO

Yes, we have.

Frank Baroch - Bear Stearns - Analyst

Okay. Thank you.

Operator

Our next question comes from the line of Dan MacKenzie with Credit Suisse. Please proceed.

Dan MacKenzie - Credit Suisse - Analyst

Hi. Good morning. Thanks. It looks like there's going to be a lot of spare RJs looking ahead this year, presumably pretty cheap. I guess I'm wondering, does that create an opportunity to park more DC-9s or backfill even with more regional jets than you already planned to schedule?

Doug Steenland - Northwest Airlines Corporation - CEO

This is Doug. I think the --- as our --- certainly as our domestic capacity comes down, a lot of it is coming down in the form of retirement of DC-9s. And so at the moment, we have no plans for bringing additional 50-seat CRJs.

Frank Baroch - Bear Stearns - Analyst

I see. Okay. And then, Tim, I appreciate the comments earlier about revenues and capacity. I just would like to come at it from a slightly different angle. When you think about demand destruction from fare increases versus demand destruction from general economic weakness, which is generally a more dominant phenomenon or a bigger worry from your perspective?

Tim Griffin - Northwest Airlines Corporation - EVP, Marketing & Distribution

I think I would probably worry more about the general conditions. The resistance to price is something we can monitor with our customers and adapt to it. We see changes in behavior and we modify prices. Sometimes in certain short haul markets that get a standard across the board flat dollar increase, time and time again, you look down and the price can be too high in a market like that. You see customer resistance where revenue is actually lower. All higher prices don't produce higher revenue, and you can adjust to that. More macro endogenous factors I worry about more, because there's not a lot I can do about recession, other than react to it.

Frank Baroch - Bear Stearns - Analyst

Right. Okay. All right. Thank you.

Operator

And, ladies and gentlemen, the following question will conclude the analysts portion of the question-and-answer session. We'll proceed with the media for the next question. (OPERATOR INSTRUCTIONS) The final analyst question comes from the line of [Bill Nastoria] with [Broadpoint Capital]. Please proceed.

Bill Nastoria - Broadpoint Capital - Analyst

Thank you. Dave, I'm going to ask you the same question that I asked Delta. Are there any change of control provisions in any one of your aircraft notes? That would include obviously, both the untouched AATCs, as well as some of the structured AATCs.

Dave Davis - Northwest Airlines Corporation - CFO

The answer to that is no.

Bill Nastoria - Broadpoint Capital - Analyst

I assume that you are fully funded for all '08 aircraft deliveries. Would that be correct?

Dave Davis - Northwest Airlines Corporation - CFO

When you say fully funded, do you mean fully financed?

Bill Nastoria - Broadpoint Capital - Analyst

Yes. Fully financed. I'm sorry.

Dave Davis - Northwest Airlines Corporation - CFO

Yes, we have financing in place for all of our upcoming aircraft deliveries. That's correct.

Bill Nastoria - Broadpoint Capital - Analyst

Okay. And finally, have you thought about when you actually close the transaction with Delta, what is going to happen to the bank debt agreement? Are you going to refinance it from your end? Or is that going to go away all together on --- what are the plans? I know it's a little bit early. But I'm just wondering, any color you could provide there would be very helpful.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. I think it's premature to discuss that. We are looking at that now.

Bill Nastoria - Broadpoint Capital - Analyst

Okay. And then finally -- or I should say one more question, and that is on --- any status with the Northwest Airlines pilots on just where you are with them. That would be, of course, greatly appreciated.

Doug Steenland - Northwest Airlines Corporation - CEO

This is Doug, Bill. I hope you noted yesterday, there was a joint communication between the Northwest pilots and the Delta pilots. It talked about a process to reach a single combined collective bargaining agreement to be followed then by a seniority integration. We have committed and the combined entity has committed to look to use our best efforts to resolve those issues prior to closing, which would be a first in the industry. That was a positive communication and there will be follow-up associated with it.

Bill Nastoria - Broadpoint Capital - Analyst

Okay. Thank you.

Operator

Our next question comes from the line of Liz Bedore with Minneapolis Star Tribune. Please proceed.

Liz Bedore - Minneapolis Star Tribune - Media

Good morning. If you are aware, Delta also released their results this morning. Both Northwest and Delta had very large goodwill write-downs. In response to that, I received a question from a reader who said, are both Northwest and Delta taking those impairment charges earlier than required in order to build a political case for their merger? That's maybe a question for Doug and/or Dave.

Dave Davis - Northwest Airlines Corporation - CFO

I will answer that, Liz. The answer is no. We are governed by GAAP accounting principles. We deal with our external auditors on issues like this. There are clear -- clearly laid out standards for how one looks at whether an impairment is necessary and when one looks at that. When there's a significant external event, such as the announcement of the merger, under the accounting guidance, that triggers the necessity to look at whether an impairment is necessary or not.

That really drove the timing. There's no discretion with respect to that. And when our team -- our Northwest team and our external auditors looked at it, particularly given the impact that oil price run-ups have had, it drove the answer that an impairment was, in fact, required. We used our best efforts to estimate what that was and that's the $3.9 billion that we had announced. There was really no discretion here. There was no effort to do this in advance. We basically followed the accounting book and this is the result that that produced.

Liz Bedore - Minneapolis Star Tribune - Media

One brief follow-up, and that is, in the Delta call, Richard Anderson indicated that as Northwest and Delta will work on the transition plan, that some of the cost efficiencies, some of the synergies may actually increase beyond the original estimates. I was just interested in your thinking on that, Doug.

Doug Steenland - Northwest Airlines Corporation - CEO

We would clearly concur in that. I think we were, as I said earlier, I think we were conservative in the estimates of the synergies. And as I think, as the process goes forward and gets more detailed and granular, I'm highly confident that that number will increase.

Liz Bedore - Minneapolis Star Tribune - Media

Thank you, Doug.

Operator

Our next question comes from the line of Josh Freed with the Associated Press. Please proceed.

Josh Freed - Associated Press - Media

Good morning. You said you complied -- that you are in compliance now with your lending covenants. Do any of those covenants include any type of share price trigger?

Dave Davis - Northwest Airlines Corporation - CFO

No, they don't.

 Josh Freed - Associated Press - Media

Okay. On the fuel hedging, could you say a little more about -- I don't know -- maybe an average price that you have locked in at this point? Or what the effects would be for you to -- the benefits or the down sides of the hedges depending on fuel price behavior over the rest of the year?

Dave Davis - Northwest Airlines Corporation - CFO

Well, we've said that our existing fuel hedges are based on the current forward curve, are worth about $115 million. Our hedges are largely in the form of collars where we have put in place ceilings,so that if the price of fuel is in excess of the ceiling, we only pay the ceiling price. And so that 115 reflects the dollar amounts to which today the forward curve would drive prices over the ceilings that we put in place on our -- on the collars that we have arranged for.

Josh Freed - Associated Press - Media

All right. Thank you.

Operator

Our next question comes from the line with (inaudible) street.com.

Unidentified Participant - street.com - Media

Two things. Dave, is it possible to give a net income per share number after the impairment?

Dave Davis - Northwest Airlines Corporation - CFO

It is possible. I don't have it at my fingertips. We can calculate while we sit here. It should be, excluding our impairment charges, it's $191 million divided by our share count of $262 million, so you can do that math.

Unidentified Participant - street.com - Media

All right. Let me ask something else while you are doing that. I want to ask about Narita. Access to Narita is limited. In the merger, you would have to take out some of your existing flights in order to fly to Atlanta and Kennedy; is that correct?

Neal Cohen - Northwest Airlines Corporation - EVP, Strategy & International

Well, we have -- Northwest has the second -- excuse me, the second largest slot portfolio in Narita. Those slots are used for flights from the U.S. to Japan. They are used from flights from Japan to other Asian cities, and they are used by our cargo operation. They are also used by flights from Japan to the resort markets of Hawaii, Guam, Saipan. The answer is, there would have to be a reallocation of those slots to the extent that additional Narita capacity was --- new Narita flights were proposed. That would be done on a traditional ranking basis where --- to the extent that the new flights were going to be better performers. One would look at what's then at the bottom of the list and decide what changes would need to be made. And no decisions have been made, needless to say, because that will not occur until post-closing. Things can and will change inevitably between now and then.

Unidentified Participant - street.com - Media

But that is the one of the principal benefits of this merger to use those Delta, those powerful Delta hubs to access Narita. Correct?

 Neal Cohen - Northwest Airlines Corporation - EVP, Strategy & International

Yes, I think we have acknowledged that, given our smaller domestic base here in the United States where 7% domestic player. That the Pacific assets would be better utilized by having a larger domestic base that can be the basis for U.S. origin flights to Japan.

Unidentified Participant - street.com - Media

All right. Thank you. I will wait for the other answer. Thank you very much.

Dave Davis - Northwest Airlines Corporation - CFO

Yes. I mean, excluding, the noncash impairment charges, we would have had a $0.78 per share loss.

Unidentified Participant - street.com - Media

$0.78 per share. All right. Thank you.

Operator

There appears to be no further questions at this time.

Doug Steenland - Northwest Airlines Corporation - CEO

Great. Thank you very much.

Dave Davis - Northwest Airlines Corporation - CFO

Thank you very much.

Operator

And ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and ask you that you please disconnect your lines.